UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017.

Commission File Number 001-38172

CHINA INTERNET NATIONWIDE FINANCIAL
SERVICES INC.

(Translation of registrant’s name into English)

Dongsanhuan Middle Road

#1 Building Unit 1 Room 1501 Unit 13-14,

Chaoyang District, Beijing, People’s Republic of China 100020

Tel: +86 010 59817999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement

On November 14, 2017, Sheng Ying Xin (Beijing) Management Consulting Co., Ltd. (“Sheng Ying Xin”), the contractually controlled and managed company of China Internet Nationwide Financial Services Inc. (the “Company”), entered into an Equity Transfer Agreement (the “Equity Transfer Agreement”) with Beijing Tianhuang Tongda Technology Co., Ltd, the sole shareholder of Beijing Anytrust Science & Technology Co., Ltd. (“Anytrust”). Pursuant to the Equity Transfer Agreement, Sheng Ying Xin shall acquire all of the issued and outstanding equity interest of Anytrust for a total cash consideration of RMB 12,000,000 (approximately US$1,808,326, hereinafter referred to as the “Purchase Consideration”). Sheng Ying Yin shall pay Beijing Tianhuang Tongda Technology Co., Ltd RMB 200,000 (approximately US$30,121) as down payment within two days from the execution of the Equity Transfer Agreement and RMB5,000,000 (approximately US$753,034) within two days after the shareholder change registration is completed with the relevant Administration of Industry and Commerce. The balance of the Purchase Consideration shall be paid to Beijing Tianhuang Tongda Technology Co. within two days after the latter delivers all the relevant certificates, licenses, seals, account books and other documents and materials of Anytrust to Sheng Ying Xin. The transaction is subject to satisfactory due diligence on Anytrust.

The foregoing description of the Equity Transfer Agreement does not purport to be complete and is qualified in its entirety by the Equity Transfer Agreement, a copy of which is attached to this Current Report on Form 6-K as Exhibit 10.1 which is incorporated herein by reference.

On November 14, 2017, the Company also issued a press release announcing the entry of the Equity Transfer Agreement. The press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2017

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

	By:	/s/ Jianxin Lin
	Name:	Jianxin Lin
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description

10.1	Equity Transfer Agreement entered into by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd. and Beijing Tianhuang Tongda Technology Co., Ltd dated November 14, 2017

99.1	Press Release